FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: September 7, 2006	/s/ Donat Madilo Donat Madilo Treasurer

Banro Corporation

PRESS RELEASE

BANRO INCREASES AND UPGRADES
MINERAL RESOURCES AT NAMOYA

Toronto, Canada – September 7, 2006 — Banro Corporation (“Banro” or the “Company”) (AMEX — “BAA”; TSX — “BAA”) is pleased to announce an updated mineral resource estimate at its wholly-owned Namoya project of 691,000 ounces of gold (7,386,000 tonnes grading 2.91 g/t Au) in the Indicated Mineral Resource category and 583,000 ounces of gold (4,829,000 tonnes grading 3.76 g/t Au) in the Inferred Mineral Resource category.

The current Indicated Mineral Resource estimate for Namoya represents an increase of 58% from the previous Indicated Mineral Resource estimate originally announced by Banro in a press release dated July 22, 2005. This increase, together with the new Inferred Mineral Resources delineated at Namoya, results from a core drilling program of 9,442.21 metres (70 diamond drill holes) which was completed during the period September 2005 to July 2006. Drilling continues at Namoya with the goal of adding to the Company’s mineral resources.

The following table summarises the current mineral resource estimates for the various deposits at Namoya, as of August 16, 2006.

Indicated	Inferred

DEPOSITS	Tonnes	Au (g/t)	Ounces*	Tonnes	Au (g/t)	Ounces*

Mwendamboko	3,119,000	3.48	349,000	2,319,000	4.57	341,000
Kakula	2,539,000	2.70	220,000	749,000	3.19	77,000
Namoya Summit	1,728,000	2.19	122,000	1,051,000	2.32	78,000
Muviringu**				710,000	3.80	87,000

Totals	7,386,000	2.91	691,000	4,829,000	3.76	583,000

Ounces* rounded to the nearest ‘000 (using a 1.0 g/t Au cut-off).
Muviringu** Inferred Resource based on previously announced estimate undertaken by independent consultants Steffen, Robertson and Kirsten (UK) Ltd. in February 2005.

An approximate drill spacing of 40 metres along strike and 40 metres down dip have been used to calculate the Indicated Mineral Resources. The Indicated Mineral Resources have been determined to average vertical depths of 113 metres at Mwendamboko, 151 metres at Kakula and 166 metres at Namoya Summit.

The mineral resources were calculated from core drilling and the earlier adit sampling undertaken at Mwendamboko, Kakula and Namoya Summit. Gold grades have been determined using ordinary kriging into a 3-Dimensional block model constrained by wireframes. The ore body models were constrained within the wireframe with primary block dimensions of 10 metres along the strike and cross structure directions, and 5 metres in the vertical direction. Higher-grade values for the various mineral domains have been statistically cut in a range from 5 to 55 g/t Au with their spatial occurrence verified in relation to the surrounding samples. Tonnages and grades are reported using a 1.0 g/t Au cut-off.

Commenting on these results at Namoya, Peter Cowley, President and C.E.O. of the Company, said: “The significant increase of 58% in the Indicated Resources at Namoya is encouraging, especially since these resources are found close to surface and are likely to be mineable by open pit. In addition, infill drilling of the Inferred Resource should result in additional Inferred Resources being upgraded to the Indicated Resource category and also being within pit optimised shells. These results, as well as the previously announced excellent metallurgical recoveries, will be incorporated into the scoping study expected to be undertaken later this year. We are also continuing with our prospect evaluation to outline additional resources at Namoya.”

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, Democratic Republic of the Congo. The core samples were then crushed down to minus 2 mm, split with half the sample then being pulverised down to minus 75 microns. A portion of the pulverised sample was then shipped to the SGS Laboratory in Mwanza, Tanzania or ALS Chemex in Johannesburg, South Africa (which are both independent of the Company) where the samples were analysed for gold by fire assay using a 50 g sample. As part of the Company’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches. A total of 1,471 relative density measurements were taken from drill core at the deposits to convert volumes into tonnages.

The mineral resource estimates for Namoya disclosed in this press release have been prepared in accordance with National Instrument 43-101 (“NI 43-101”) based on information compiled by Banro’s Mineral Resources Manager, Daniel Bansah, who is a Member of The Australasian Institute of Mining and Metallurgy (Aus.I.M.M). Mr. Bansah has over 17 years experience in the determination of gold mineral resources and is a “qualified person” as such term is defined in NI 43-101. Mr. Bansah has reviewed and approved the contents of this press release.

Additional information with respect to the Namoya property is contained in the technical report of Michael B. Skead (who is the Company’s Vice President of Exploration and a “qualified person” as such term is defined in NI 43-101) dated March 30, 2006, and entitled “NI 43-101 Technical Report, Namoya Project, Maniema Province, Democratic Republic of the Congo.” A copy of this report can be obtained from SEDAR at www.sedar.com. Exploration at Namoya is being conducted under the supervision of Mr. Skead.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources and the Company’s exploration and development plans with respect to Namoya) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the preliminary nature of metallurgical results, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. The mineral resource figures disclosed in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource estimates included in this press release are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

_________________

For further information, please visit our website at www.banro.com, or contact: Peter Cowley, President and C.E.O., United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.